July 24, 2019

VIA EDGAR

Ms. Theresa Brillant

Mr. Doug Jones

Office of Transportation and Leisure
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             BEST Inc.
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed April 11, 2019
File No. 001-38198

Dear Ms. Brillant and Mr. Jones:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 25, 2019 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) of BEST Inc. (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter.  For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our response accordingly.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Operating Activities, page 79

1.                                      Your discussion of operating activities for the annual periods appears to focus on how the amount was derived in each period rather a year to year comparative analysis of why the amounts materially differ. For example, your analysis should be on why net cash of operating activities increased to RMB637.2 million in 2018 from RMB25.6 million in 2017, and increased to RMB25.6 million in 2017 from cash used of RMB623.4 million in 2016. In this regard, the analysis should address the significant drivers underlying the changes and how they impact operating cash without reference to non-cash items. Refer to section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance.

In response to the Staff’s comment, we propose to revise our disclosure about operating cash flows, with any appropriate updates, in our annual report on Form 20-F for the year ending December 31, 2019, as follows:

“Net cash generated from operating activities increased to RMB637.2 million in 2018 from RMB25.6 million in 2017. This increase was primarily due to a decrease of RMB719.7 million in net loss, which was mainly attributable to economies of scale resulting from a significant increase in our parcel and freight volume, as well as an increase in operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications. Our Express and Freight segments drove the significant improvement in profitability with gross profit margin for express delivery services increasing from 2.7% in 2017 to 4.4% in 2018 and an RMB4,916.6 million increase in revenue and the gross profit margin for freight delivery services increasing from negative 5.8% in 2017 to positive 3.8% in 2018 with an RMB924.6 million increase in revenue.  In addition, due to improved operating leverage and efficiencies and cost-control measures, our expenditures for employee compensation, rental costs and selling and general administrative expenses increased at a slower rate than our growth in revenues.

The largest source of operating cash flows are service fees for express and freight delivery services collected from our customers. Our customers are required to prepay these service fees before they drop off parcels and freight shipments at our self-operated service stations, hubs or sortation centers. At the same time, our major suppliers, such as our fleet of independent transportation service providers, grant us credit terms ranging from 30 to 90 days, which allows us to pay for our transportation costs after we have received cash from customers and complete the services. Due to the business models of our express and freight delivery services described above and the continued growth and expansion of our operations, our net cash generated from operating activities increased significantly.

Net cash generated from operating activities was RMB25.6 million in 2017 as compared to net cash used in operating activities of RMB623.4 million in 2016. This improvement was primarily due to a decrease of RMB552.0 million in net loss excluding share-based compensation expense and depreciation and amortization of fixed assets and intangible assets, which was mainly attributable to economies of scale resulting from a significant increase in our parcel and freight volume, as well as an increase in operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications. Our Express and Freight segments drove the significant improvement in profitability with gross profit margin for express delivery service improving from negative 5.2% in 2016 to positive 2.7% in 2017 and an

RMB7,397.4 million increase in revenue and the gross profit margin for freight delivery service improving from negative 18.8% in 2016 to negative 5.8% in 2017 and an RMB1,573.5 million increase in revenue. Due to the business models of our express and freight delivery services described above and the continued growth and expansion of our operations, the improvement in profitability of these two business segments led to the increase in our net operating cash inflow from 2016 to 2017.”

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-25

2.                                      We note that your revenue is derived from various services such as Express Delivery Service, Freight Delivery Service, Supply Chain Management Service and Store + Service, etc. Please explain to us in further detail how you apply the 5 step model with respect to each of the above revenue streams in accordance with ASC 606-10-05-4. In particular, please identify your customers and the related performance obligation(s) in each scenario. Additionally, please revise to expand your disclosures accordingly.

In response to the Staff’s comment, we have explained in further detail below how the 5 step model was applied with respect to each of our revenue streams in accordance with ASC 606-10-05-4.

1.              Express Delivery Services and Freight Delivery Services

The service and transportation process for Express and Freight Delivery Services are very similar except that the goods shipped through Freight Delivery Services are larger and heavier and therefore require different equipment, facilities and vehicles to sort and deliver. Therefore, the revenue recognition policies for Express and Freight Delivery Services are very similar and the 5 step model analysis below applies to both.

Step 1 — Identify the Contract with the Customer

The majority of our customers are our franchisee partners, i.e. the franchised service stations, while a minor portion are direct customers of our self-operated express service stations, who are the senders of the parcels. The rest of the 5 step model focuses on our main customers, the franchisee partners.

Our customary business practice is to enter into contracts with our express and freight customers using agreements with standardized terms and conditions.  The standard transit price list referred to in the standardized revenue contracts are reflected in each respective customer’s account in our express and freight order processing and billing systems.  In order for a customer to place an express or freight delivery order, it must accept the price stated on the order at that time. According to the revenue contracts, the terms of the agreement may only be modified if agreed by both parties. As of December 31, 2018, we did not have any significant contract modifications.

Step 2 — Identify the Performance Obligations

We provide Express and Freight Delivery Services that comprise sorting, line-haul, feeder transportation services and last-mile delivery services to customers when parcels or freight shipments are dropped off at our first hub or sortation center. Each of the sorting, line-haul, feeder transportation and last-mile delivery services are not capable of being distinguished from one and another and therefore are not considered distinct within the context of the contract because (i) they are not sold separately by us; and (ii) we integrate the aforementioned services into a combined output for which we have contracted to fulfill a single promise to deliver the customer’s parcel or freight shipment to its destination.  Furthermore, customers cannot withdraw parcels or freight shipments once the delivery process has commenced, which evidences that customers do not benefit from the delivery of any individual service mentioned above.

Step 3 — Determine the Transaction Price

The transaction price for Express and Freight Delivery Service is determined based on the parcel/shipment’s weight and route to the end recipient’s destination.  It is our business practice to require advance payment from franchisee partners for Express and Freight Delivery Services.

For Express Delivery Service, we provide certain discounts, incentives and rebates based on explicitly agreed terms with our customers that can decrease the transaction price and we estimate variable consideration based on the most likely amount to be provided. The amount of variable consideration included in the transaction price is limited to the amount that will not result in a significant revenue reversal. We review our estimates of variable consideration and update the transaction price at the end of each reporting period as necessary. Uncertainties related to the variable consideration for transactions are resolved in a short time frame.  Adjustments to variable consideration are recognized in the period the adjustments are identified and have historically been insignificant.

Step 4 — Allocate the Transaction Price to the Performance Obligations

As discussed above in Step 2, there is only one performance obligation for Express and Freight Delivery Services. Therefore, this consideration is not applicable.

Step 5 — Satisfaction of the Performance Obligations

We concluded that the single performance obligation of providing Express or Freight Delivery Services is satisfied over time as customers receive and consume the benefits provided by our services as a parcel or shipment moves from origin to destination.

We considered both the nature of the promised service and the nature of our performance and concluded that an output method of progress based on time-in-transit best depicts our performance toward complete satisfaction of the performance obligation. Therefore, express and freight delivery service revenue is recognized proportionately over the transit period.

2.              Supply Chain Management Services

Step 1 — Identify the Contract with the Customer

We enter into warehouse management service agreements with our offline and online enterprise customers (“enterprise customers”) to provide warehouse management and order fulfillment services through our self-operated OFCs and transportation services agreements with our enterprise customers for transportation services for up to one-year period, with the majority of the contracts having an effective term of one year. Order fulfillment service revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services. Pursuant to these agreements, enterprise customers have the right to terminate the contracts by providing a one-month advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to our enterprise customers, the warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to the customers’ credit terms which ranges from 5 to 120 days.

Under some situations, our enterprise customers may request to add a transportation route or rent floor space at an additional warehouse by entering into a separate contract with us. The additional services are considered distinct and the service fees are priced at their standalone selling prices i.e. they cannot be purchased at a significant or incremental discount. Therefore, we account for this type of contract modification as a separate contract and the revenue recognized to date on the original contract is not adjusted.

Other than the above-mentioned self-operated OFCs, there are also franchised OFCs for which we charge our supply chain franchisee partners an initial non-refundable fee for a comprehensive operating manual and orientation training as well as an agreed system usage fee for each order processed through our supply chain network. The total revenue earned from our franchisee partners for the services mentioned above was not material in the historical periods.

Step 2 — Identify the Performance Obligations in the Contract

As mentioned in Step 1, we mainly enter into two types of supply chain contracts with our enterprise customers including warehouse management service agreements and transportation services agreements.

The warehouse management service agreements comprise various service offerings, all of which can be purchased at the option of the customer. Although the service options are interrelated, none of the services modify the other services and they are not integrated to provide a combined output. Each of the service options is substantive and considered distinct within the context of the contract because each service provides benefits to the customer and would not need to be performed again by either the customer or another service provider. Further, customers cannot purchase each additional service at a significant and incremental discount. Therefore, each service is a separate performance obligation. We are the primary obligor and do not outsource any portion of the warehouse management and order fulfillment services to supply chain franchisee partners.

The transportation services agreements provide that we will arrange transportation services and coordinate shipments to and from locations designated by our customers, such as their factories, warehouses, distributors, customers or consumers and our self-operated OFCs. Each individual transportation order for the delivery of goods from origin to destination is considered a performance obligation.

Step 3 — Determine the Transaction Price

We price each supply chain service based on market price and our customers cannot purchase each additional service at a significant and incremental discount. We do not offer our customers any discounts, rebates, credits, price concessions or incentives. In addition, no general right of return is provided to our enterprise customers under any of the supply chain management service agreements. However, customers may make compensation claims for damage and loss of goods during storage and in-warehouse processing or for damage, loss and late delivery of goods during transportation for a defined period. Such claims have not been material to us in the historical periods and are not expected to be significant in the future. Therefore, we concluded that there is no variable consideration for supply chain service arrangements.

Step 4 — Allocate the Transaction Price to the Performance Obligations

We price the individual warehouse management services, order fulfillment services and transportation services based on their standalone selling prices. Specifically, the pricing of warehouse management services, order fulfillment services and transportation services offered to our enterprise customers is based on market price, considering the geographical location of the order fulfillment centers and the nature of the goods being handled which would both directly impact the amount of in-warehouse processing time and labor costs incurred. Therefore, each of the service options are distinct performance obligations and enterprise customers cannot purchase additional services at a significant discount.

Step 5 — Satisfaction of the Performance Obligations

We recognize warehouse management services and order fulfillment services revenue upon completion of the services which are completed in a very short period of time after they are ordered (i.e. within a day). We consider transfer of control to occur once the services are performed as we have the right to payment.

For transportation services, the customer simultaneously receives and consumes the benefits provided by our transportation services as the goods are transported from origin to destination. We consider both the nature of the promised service and the nature of our performance and concluded that an output method of progress based on time-in-transit best depicts our performance toward complete satisfaction of the performance obligation. Therefore, transportation services revenue is recognized proportionately over the transit period.

3.              Store+ services

Step 1 — Identify the Contract with the Customer

For Store+ services, customers purchase products through the Dianjia.com website or purchase merchandise at our self-operated convenience stores.

Dianjia.com

Each customer is required to register on our app or website and agree to the terms and conditions in a framework agreement. The framework agreement stipulates that the price of the goods is shown on the app or website and control of the goods is transferred when goods are delivered to customers.  Each time an order is placed on the app or website, the customer is required to accept the price of the goods stated in the order.

Convenience stores

For the self-operated convenience stores, there are verbal contracts with the customers when they present merchandise for payment at point-of-sale. If requested, the itemized receipts/proofs of purchase serve as evidence of the verbal contracts.

Step 2 — Identify the Performance Obligations in the Contract

Dianjia.com

Each purchased product on an order is a separate performance obligation as each delivered product is distinct and provides benefit to the customer.

Convenience stores

Each item of merchandise purchased at point-of-sale is a separate performance obligation as each item is distinct and provides benefit to the customer.

Step 3 — Determine the Transaction Price

Dianjia.com

The transaction price for each product is stated on the order and determined based on the consideration to which we will be entitled in exchange for delivering the ordered product to the customer. Discounts, rebates, refunds or other incentives offered to customers have been insignificant for the historical periods.

Convenience stores

The transaction price of merchandise is determined based on the consideration to which we will be entitled in exchange for selling merchandise to the customer. Discounts, rebates, refunds or other incentives offered to customers have been insignificant for the historical periods.

Step 4 — Allocate the Transaction Price to the Performance Obligations

Dianjia.com

We price individual products based on their standalone selling prices and customers cannot purchase additional products at a significant discount. Prices for each item are indicated in the order. Therefore, the transaction price is allocated to the performance obligations based on their standalone selling prices. Variable consideration related to refund policies offered to customers was insignificant for the historical periods.

Convenience stores

We price merchandise based on their standalone selling prices and customers cannot purchase additional merchandise at a significant discount. Prices for each item of merchandise is indicated in the itemized receipt/proof of purchase. Therefore, the transaction price is allocated to the performance obligations based on their standalone selling prices. Variable consideration related to refund policies offered to customers was insignificant for the historical periods.

Step 5 — Satisfaction of the Performance Obligations

Dianjia.com

We recognize revenue for each performance obligation when it is delivered and accepted by customers as that is when control is transferred and legal right of ownership passes.

Convenience stores

We recognize revenue at the time merchandise is sold to customers as that is when control is transferred and legal right of ownership passes.

In response to the Staff’s comment, we propose to replace the disclosures with respect to our supply chain management services revenue on pages 67 and F-28 of our Form 20-F with the following expanded disclosure in our annual report on Form 20-F for the year ending December 31, 2019:

“Supply chain management services

We provide warehouse management and order fulfillment services and transportation services to our offline and online enterprise customers (“enterprise customers”). We enter into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through our self-operated order fulfillment centers and transportation services agreements for transportation services for up to one year, with the majority of the contracts having an effective term of one year. Order fulfillment service revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing a one-month advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 120 days.

Under some situations, enterprise customers may request to add a transportation route or increase the warehouse rental space by entering into a separate contract with us. The additional services are considered distinct and the service fees are priced at their standalone selling prices, i.e. they cannot be purchased at a significant or incremental discount. Therefore, we account for this type of contract modification as a separate contract and the revenue recognized to date on the original contract is not adjusted.

The warehouse management service agreements comprise various service offerings that can be purchased at the option of the customer. Although the service options are interrelated, none of the services modify the other services and they are not integrated to provide a combined output.

Each of the service options is substantive and the enterprise customers cannot purchase each additional service at a significant and incremental discount. Therefore, each service is accounted for as a separate performance obligation. We are the primary obligor and do not outsource any portion of the order fulfillment services to supply chain franchisee partners. We recognize warehouse management and order fulfillment services revenue upon completion of the services as that is when we transfer control of the services and have right to payment.

For transportation services, we provide the service of arranging transportation and coordinating shipments to and from locations designated by our enterprise customers. Each transportation order for delivery of goods from origin to destination is considered a performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. We recognize transportation services revenue over time as customers receive the benefit of our services as the goods are shipped from origin to destination. As such, transportation service revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. We use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A small percentage of revenue is also earned from supply chain franchisee partners that can access our supply chain network. These franchisee partners pay an initial non-refundable fee for a comprehensive operating manual and orientation training, as well as an agreed system usage fee for each order processed through our supply chain network. The initial non-refundable fees and system usage fees were insignificant for all periods presented.”

3.                                      We note from your disclosures in regard to the role of franchisee partners in your supply chain (i) they are independent third parties, (ii) they operate a substantial number of your locations and utilize your technology infrastructure, (iii) you consider them to be both your customers and suppliers, (iv) they interact with merchants and consumers and have full discretion and flexibility over their pricing strategies, and (v) they have the right to provide service under your brand name. Please clarify for us how you distinguish revenues generated in your supply chain and network between those earned by you and those earned by franchisee partners, and the basis for recognition of revenue by each, especially in view of that it appears revenue may be generated by each within the same locations (for example, last mile delivery service provided by you through destination franchised service stations). Explain to us how franchisee partners earn revenue, especially in view of that since 2017 you are responsible for last mile services processed through your network whereas previously it was the responsibility of franchisee partners.

We respectfully advise the Staff that for Express and Freight delivery services, the initiation of the express and freight delivery transactions starts with our franchisee partners directly entering into contracts with the senders to provide them with the service of delivery of parcels or freight shipments to their destinations.  Pick-up franchised service stations have the flexibility to determine the service fees they charge and senders make upfront payments to the pick-up franchised service stations to purchase the delivery services. Therefore, the customers of the pick-up franchised service stations are the senders.

We execute agreements with all franchisee partners which give them access to our express and freight networks covering all of China’s provinces and details the scope of the delivery services to be provided by us. Services fees charged by us to the franchisee partners are determined based on our sole discretion.

Prior to 2017, destination franchised service stations were liable to senders for damage to or loss of parcels and freight shipments in connection with last-mile delivery. In addition, pick-up franchised service stations were directly liable to destination franchisee partners performing the last-mile delivery for the related service fees. Starting from 2017, in order to enhance the express and freight delivery experience and our control over the service quality throughout our delivery network, we became the principal that is directly responsible for last-mile delivery of all parcels and freight shipments processed through our network and accordingly, we increased our service fees to reflect the expanded service scope. As a result, we are liable to senders for damage to or loss of parcels and freight shipments in connection with last-mile delivery and any service complaints or issues are resolved by us.

We provide last-mile delivery services through either destination service stations operated by franchisee partners under our supervision or self-operated destination service stations and have the discretion to select which service station shall provide the service. Therefore, destination franchisee partners also earn revenue as our suppliers by providing us with last-mile delivery service and the last-mile delivery service fees we pay are recorded as cost of revenues since we are the principal of the transaction. However, in any particular express or freight delivery order, the pick-up franchised service station and the destination franchised service station performing the last-mile delivery are not the same parties. In other words, the same franchisee partner would not be the customer and the supplier in the same transaction.

4.                                      In regard to your BEST supply chain management services, you disclose on page 40 you normally enter into annual service contracts with customers that include the floor area of your Cloud OFCs to be used when services are provided at these locations rather than at customers’ premises. Please explain to us how you determine the amount of revenue from these contracts attributed to the floor space provided and when you recognize revenue for such.

We respectfully advise the Staff that our annual service contracts with customers specify the method for calculating the amount of revenue and the monthly unit price per square meter for usage of the floor area in the designated Cloud OFCs. Our warehouse management system tracks each customer’s actual utilization of the floor area. The amount of revenue that we generate is determined by both the monthly unit price per square meter and the actual floor area utilized for a particular month, which we bill our customers on a monthly basis. Therefore, revenue is recognized at the end of each month, which also corresponds to the transfer of control of the services and when we have the right to payment.

*  *  *  *  *

In responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Chris K.H. Lin of Simpson Thacher & Bartlett LLP, at +852 2514 7650.

Sincerely,

/s/ Shao-Ning Johnny Chou
Shao-Ning Johnny Chou
Chairman and Chief Executive Officer

cc:	Chris K.H. Lin
Simpson Thacher & Bartlett LLP
Henry Song
Ernst & Young Huaming LLP